Room 4561
August 25, 2005

Mr. James T. Healy
President and Chief Executive Officer
LogicVision, Inc.
25 Metro Drive
Third floor
San Jose, California 95110

      Re:	LogicVision, Inc.
      Form 10-K for the Year Ended December 31, 2004
		Filed March 18, 2005
		Form 10-Q for the Quarter Ended March 31, 2005
		Filed May 16, 2005
		Form 10-Q for the Quarter Ended June 30, 2005
		Filed August 12, 2005
      File No. 0-31773

Dear Mr. Healy,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Customers, page 8

1. We note that you disclose the existence of customers that account for 10% or more of your consolidated revenues, but you do not appear to identify these customers. Please tell us how you considered the requirements of Item 101(c)(1)(vii) of Regulation S-K.


Item 8. Financial Statements

Consolidated Statement of Operations, page 35

2. We note that you amortize developed technology acquired in the SiVerion business combination to research and development expenses within your statements of operations. Please tell us how you considered Question 17 of the FASB Staff Implementation Guidance on
Applying SFAS 86.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 40

3. You disclose on page 24 that your customers` implementation cycle is approximately six to twelve months. Please explain to us the reasons for these extended implementation cycles and describe your involvement. In addition, describe any provisions included in your arrangements that protect your customers in the event of an unsuccessful implementation and indicate how any such provisions affect your revenue recognition.

4. You disclose in your revenue recognition policy that you recognize revenue in accordance with SOP 81-1. This disclosure, combined with the extended implementation cycles, suggest that you may be recognizing at least a portion of your revenue using contract accounting. Please indicate the extent to which you recognize revenue using contract accounting and describe the related revenue recognition policies. In addition, explain to us how you concluded that your current revenue recognition policy disclosure adequately addresses contract accounting.

Item 9A. Controls and Procedures, page 53

5. You disclose here and in your Form 10-Q filings for the quarters ended March 31 and June 30, 2005 that an internal control system "can provide only reasonable, not absolute, assurance" that the objectives of the control system are met. Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In addition, explain to us how you complied with the guidance in Section II.F.4 of SEC Release No. 33-8238.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451
or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Branch Chief
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James T. Healy
LogicVision, Inc.
August 25, 2005
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